Wearable Devices Ltd.

2 Ha-Ta’asiya St.

Yokne’am Illit, Israel 2069803

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Wearable Devices Ltd. (CIK: 0001887673)
Registration Statement No. 333-262838 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Wearable Devices Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on Monday, September 12, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriter of the issuance of the securities being registered has joined in this request for acceleration.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan, Chief Executive Officer